GREAT CHINA MANIA HOLDINGS, INC.

Rm. 1902, 19/F Kodak House II

321 Java Road, North Point

Hong Kong

November 25, 2014

John Dana Brown

Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

RE:

Great China Mania Holdings, Inc.

Pre-effective Amendment 4 to Registration Statement on Form S-1

Filed November 25, 2014

File No. 333-198211

Dear Mr. Brown:

Below are Great China Mania Holdings, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated November 24, 2014.  On November 25, 2014, we transmitted via EDGAR the Company’s Fifth Amendment to Registration Statement on Form S-1.

Prospectus Summary, page 2

Current Corporate Structure, page 2

1.

We note your response to our prior comment 1 that your subsidiary in Shanghai has not yet been established, and we note similar statements throughout your registration statement. However, we note your October 22, 2014 press release stating that on October 17, 2014 your Shanghai subsidiary completed a marketing campaign for the Bank of Communication in China. If your Shanghai subsidiary has already been established please revise throughout your registration statement to clarify that fact and include the subsidiary in the diagrams on pages 2 and 15 indicating the ownership percentage. In the alternative, please advise.

The press release dated October 22, 2014 is accurate.  The TaoBao Girls project was completed by a wholly owned subsidiary of GMEC that was doing business in Shanghai.  This project was completed during the entry into the final definitive agreement to establish a subsidiary to be set up by Darren Kong of Shanghai.  When Mr. Kong has his company set up the TaoBao Girls models management will be contributed by GMEC to the new company owned by Darren Kong in accordance with the agreement.

Risk Factors, page 4

Our auditors have issued a going concern regarding our business, page 6

2.

Please update all of the information in the second paragraph to reflect the most recently practicable date.

The risk factor regarding the going concern of the company has been updated.  Our discussion now reads as follows.

“As of September 30, 2014 the Company has accumulated deficits of $9,480,675 and also recorded a net loss from the continuing operations of $90,322 for the nine months then ended.

As of October 30, 2014, the Company may need additional cash resources to operate during the upcoming 12 months, and the continuation of the Company may dependent upon the continuing financial support of investors, directors and/or stockholders of the Company. The Company intends to attempt to acquire additional operating capital through this offering to the public. However, there is no assurance that this equity offering will be successful in raising sufficient funds to assure the eventual profitability of the Company.  At present the company has $432,548 cash on hand.  We have $215,866 due to our talent and vendors that will come due in two months.  Our present burn rate on cash is $52,394 which gives us approximately four months for our operations in the event we generate no revenue and we are not successful at raising cash in this offering.”

Description of Business, page 14

Subsidiaries to be established, page 15

3.

We note your response to our prior comment 2 and reissue in part. In the third and fifth paragraphs on page 15, please disclose the percentages of net profits that will be distributed annually to the holders of common stock and to the holders of the preferred stock pursuant to the agreements with Bong Kok Hoong and Darren Kong, so that it is clear what percentage of net profits you will receive.

We have provided the information requested in our previously filed S/1/A/4.  It would appear that the request to disclose the “percentages of net profits” has been disclosed by the company as “common stock dividends” and “preferred stock dividends” to the parties to the agreements.  Below is the precise wording regarding the distribution of the common stock dividends and the preferred stock dividends.

“Darren Kong’s shareholder agreement calls for the two subsidiaries owned by him and GMEC to be the same share ownership structure.  Darren Kong will own 49% of the common stock and 100% of the preferred shares.  The profit sharing will be based on GMEC receiving 51% of the common stock dividends and Darren Kong receiving 49% of the common stock dividends.  Darren Kong will receive 100% of the preferred stock dividends.  The net income shall be distributed twice a year.

Bong Kok Hoong will own 49% of the common stock and 100% of the preferred shares.  The profit sharing will be based on GMEC receiving 51% of the common stock dividend and Bong Kok Hoong receiving 49% of the common stock dividend.  Bong Kok Hoong will receive 100% of the preferred stock dividend.  The net income shall be paid once a year.”

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/KWONG KWAN YIN ROY

Kwong Kwan Yin Roy

President